UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Cygne Designs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232556100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Hubert Guez
                     c/o Diversified Apparel Resources, LLC
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_] .


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 10)

_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  232556100                                      PAGE 2  OF  10 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DIVERSIFIED APPAREL RESOURCES, LLC (FORMERLY COMMERCE CLOTHING COMPANY,
     LLC)

     95-4559476
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

(1) Based on a total of 22,958,038 shares of the issuer's Common Stock issued and outstanding as of September 23, 2005.

CUSIP NO.  232556100                                      PAGE 3  OF  10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GUEZ LIVING TRUST DATED DECEMBER 6, 1996

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,570,915

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,379,225
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,570,915

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,379,225

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,140

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.9% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

(1) Based on a total of 22,958,038 shares of the issuer's Common Stock issued and outstanding as of September 23, 2005.

CUSIP NO.  232556100                                      PAGE 4  OF  10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HUBERT GUEZ

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     FRANCE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,426,420

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,118,580
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,426,420

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,118,580

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,545,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.9% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

(1) Based on a total of 22,958,038 shares of the issuer's Common Stock issued and outstanding as of September 23, 2005.

     This  Schedule 13D/A ("Schedule 13D/A")amends the following sections of the
Schedule 13D filed with the Securities and Exchange Commission on August 10, 2005 ("Schedule 13D").


ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of Schedule 13D is supplemented and amended by the information below.

     This statement is being filed on behalf of Diversified Apparel Resources, LLC (formerly Commerce Clothing Company, LLC), a California limited liability company, Guez Living Trust dated December 6, 1996, a trust formed under the laws of the State of California, and Hubert Guez, an individual who is a citizen of France ("Guez"), together, the "Reporting Persons." Guez is the managing member of Diversified Apparel Resources, LLC ("Diversified") and a co-trustee and co-beneficiary of Guez Living Trust dated December 6, 1996 ("Guez Living Trust").

     Diversified is a designer, merchandiser, and manufacturer of denim apparel with sales to retailers located in the United States. The principal office of Diversified is 5804 E. Slauson Avenue, Commerce, California 90040.

     Guez living trust holds assets for the benefit of Guez and the co-beneficiary of the trust. The principal business address of Guez Living Trust is 100 North Carolwood Drive, Los Angeles, California 90077.

     The principal business address of Guez is c/o Diversified Apparel Resources, LLC, 5804 E. Slauson Avenue, Commerce, California 90040.

     During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D is supplemented and amended by the information below.

     Diversified acquired 10,500,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of the Comapny on July 31, 2005 pursuant to an asset purchase transaction (the "Transaction") with the Company. In the Transaction, Diversified sold assets comprising its branded and private label denim apparel business in consideration of (a) $3,750,000 in cash, (b) 10.5 million shares of the Company's common stock, and (c) a subordinated secured promissory note of $47.5 million with a maturity date of April 30, 2012 at an annual interest rate of 4.7%, compounded annually (the "Note").

     On September 21, 2005, Diversified distributed the following shares of the Company's Common Stock to its members: 3,381,420 shares to Guez; 1,570,915 shares to Guez Living Trust; 1,379,225 shares to 215 GZ Partners; 584,220 shares to Griffin James Aron Guez Irrevocable Trust dated January 1, 1996; and 584,220 shares to Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996.


                                 (Page 5 of 10)

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of Schedule 13D is supplemented and amended by the information below.

     Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

     The shares of common stock to which this Schedule 13D/A relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

     Other than as described in this Schedule 13D/A, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of Schedule 13D is supplemented and amended by the information below.

     Reference  is  made to the disclosure set forth under Items 3 and 4 of this
Schedule  13D,  which  disclosure  is  incorporated  herein  by  reference.

     As of September 23, 2005, Diversified beneficially owned 3,000,000 shares of the Company's Common Stock (the "Diversified Shares"). Since 22,958,038 shares of the Company's Common Stock were outstanding as of September 23, 2005, the Diversified Shares constitute approximately 13.1% of the shares of the Company's common stock issued and outstanding. Diversified has the sole power to vote and dispose of the Diversified Shares.

     As of September 23, 2005, Guez Living Trust beneficially owned 1,570,915 shares of the Company's Common Stock (the "Guez Living Trust Shares"), or 6.8% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. Guez Living Trust has the sole power to vote and dispose of the Guez Living Trust Shares. In addition, Guez Living Trust wholly owns 215 GZ Partners which owns 1,379,225 shares of the Company's Common Stock or 6.0% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. As the holder of 100% of the ownership interests in 215 GZ Partners, Guez Living Trust may be deemed to share the power to dispose or direct the disposition of the shares held by 215 GZ Partners, and may be deemed to share the power to vote or direct the voting of such shares with 215 GZ Corp., a Delaware corporation and general manager of 215 GZ Partners, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040. 215 GZ Corp. was formed to manage the assets of 215 GZ Partners but has no ownership interest in the partnership. As such, Guez Living Trust may be deemed to beneficially own the shares of the Company's Common Stock owned by 215 GZ Partners for aggregate beneficial ownership of 2,950,140 shares or 12.9% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. Guez Living Trust disclaims beneficial ownership of the securities held by 215 GZ Partners except to the extent of its pecuniary interest therein.


                                 (Page 6 of 10)

     As of September 23, 2005, Guez beneficially owned 3,426,420 shares of the Company's common stock (the "Guez Shares") or 14.9% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. Guez has the sole power to vote and dispose of the Guez Shares.

     In addition, Guez is the managing member of, and personally holds a 32.2% membership interest in, Diversified which owns 3,000,000 shares of the Company's Common Stock or 13.1% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. As the managing member of Diversified, Guez has the power to dispose or direct the disposition of, and to vote or direct the voting of, the shares held by Diversified.

     Guez is also a Co-Trustee along with Roxanne Guez, Guez's spouse, who is a citizen of the United States of America, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, of the Guez Living Trust, which has a 15.0% membership interest in Diversified and beneficially owns 1,570,915 shares of the Company's Common Stock or 6.8% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. Guez Living Trust may also be deemed to beneficially own 1,379,225 shares of the Company's Common Stock owned by 215 GZ Partners or 6.0% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. In the aggregate, Guez Living Trust may be deemed to beneficially own 2,950,140 shares of the Company's Common Stock or 12.9% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. As the co-trustee of Guez Living Trust, Guez shares the power to dispose or direct the disposition of the shares held by Guez Living Trust, and shares the power to vote or direct the voting of such shares with Roxanne Guez.

     The Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 (the "Griffin Guez Trust") owns 584,220 shares of the Company's Common Stock or 2.5% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. As Marguerite Ester Guez, a citizen of France and the Trustee of the Griffin Guez Trust with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, resides in Guez's household, Guez may be deemed to beneficially own the shares held by Griffin Guez Trust.

     The Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996 (the "Stephan Guez Trust") owns 584,220 shares of the Company's Common Stock or 2.5% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. As Stephan Guez, a citizen of the United States of America and the Trustee of the Stephan Guez Trust with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, is Guez's son, Guez may be deemed to beneficially own the shares held by Stephan Guez Trust.

     In such capacities, Guez may be deemed to beneficially own the shares of the Company's Common Stock owned by Diversified, Guez Living Trust, Griffin Guez Trust and Stephan Guez Trust for aggregate beneficial ownership of 10,545,000 shares or 45.9% of the shares of the Company's Common Stock issued and outstanding on September 23, 2005 based on 22,958,038 shares outstanding. Guez disclaims beneficial ownership of the securities held by Diversified and Guez Living Trust except to the extent of his pecuniary interest therein. Guez disclaims beneficial ownership of the securities held by Griffin Guez Trust and Stephan Guez Trust.

     Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.


                                 (Page 7 of 10)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    ITEM 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

     1    Joint  Filing  Agreement,  as  required  by Rule 13d-1(k)(1) under the
          Securities  Exchange  Act  of  1934.


                                 (Page 8 of 10)

                                    SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: October 3, 2005           /s/ Hubert Guez
                                 ----------------------------------
                                        Hubert Guez



                                        Diversified Apparel Resources, LLC

Dated: October 3, 2005           /s/ Hubert Guez
                                 ---------------------------------
                                        Manager



                                        Guez Living Trust dated December 6, 1996

Dated: October 3, 2005           /s/ Hubert Guez
                                 ---------------------------------
                                        Trustee


                                 (Page 9 of 10)

                                  EXHIBIT INDEX

Exhibit No.

     1    Joint  Filing  Agreement,  as  required  by Rule 13d-1(k)(1) under the
          Securities  Exchange  Act  of  1934.


                                (Page 10 of 10)